SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

NextNav Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65345N106

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	65345N106	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Neil S. Subin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,871,463 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,871,463 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,871,463 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%(2)
12	TYPE OF REPORTING PERSON
IN

(1)	Represents (i) 4,145,498 shares of common stock, par value $0.0001 per share (“Issuer common stock”), of NextNav Inc. (the “Issuer”) held by Spartacus Sponsor, LLC (the “Sponsor”) and (ii) 1,585,880 shares of Issuer common stock held by MILFAM Investments LLC. The aggregate amount beneficially owned includes 4,140,085 warrants that are exercisable for 4,140,085 shares of Issuer common stock issuable upon the exercise or conversion of the warrants. MILFAM CI LLC SPARTACUS and CCUR Holdings, Inc., are the managing members of the Sponsor and have voting and investment discretion with respect to the securities held by the Sponsor. As such, each of MILFAM CI LLC SPARTACUS and CCUR Holdings, Inc. may be deemed to share beneficial ownership of the shares of Issuer common stock held directly by the Sponsor. MILFAM CI LLC SPARTACUS is controlled by MILFAM CI Management LLC, which is owned and controlled by Neil Subin. Mr. Subin is also the President and Manager of MILFAM LLC, which serves as manager of Milfam Investments LLC, consequently, he may be deemed to share beneficial ownership of the shares of Issuer common stock held by Milfam Investments LLC. CCUR Holdings, Inc. is controlled by its board of directors. Mr. Subin disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)	The percentages reported in this Schedule 13G/A are based upon 95,475,334 shares of Issuer common stock outstanding as of November 12, 2021 (according to the Issuer’s registration statement on Form S-1/A as filed with the Securities and Exchange Commission on November 17, 2021).

CUSIP No.	65345N106	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON MILFAM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,835,880 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,835,880 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,835,880 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%(2)
12	TYPE OF REPORTING PERSON
OO

(1)	Represents 1,585,880 shares of Issuer common stock held by MILFAM Investments LLC. The aggregate amount beneficially owned includes 250,000 warrants that are exercisable for 250,000 shares of Issuer common stock issuable upon the exercise or conversion of the warrants. MILFAM LLC serves as manager of Milfam Investments LLC, consequently it may be deemed to share beneficial ownership of the shares of Issuer common stock held by Milfam Investments LLC. MILFAM LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentages reported in this Schedule 13G/A are based upon 95,475,334 shares of Issuer common stock outstanding as of November 12, 2021 (according to the Issuer’s registration statement on Form S-1/A as filed with the Securities and Exchange Commission on November 17, 2021).

CUSIP No.	65345N106	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Milfam Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,835,880 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,835,880 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,835,880 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%(2)
12	TYPE OF REPORTING PERSON
OO

(1)	Represents 1,585,880 shares of Issuer common stock held by MILFAM Investments LLC. The aggregate amount beneficially owned includes 250,000 warrants that are exercisable for 250,000 shares of Issuer common stock issuable upon the exercise or conversion of the warrants. MILFAM LLC serves as manager of Milfam Investments LLC, consequently it may be deemed to share beneficial ownership of the shares of Issuer common stock held by Milfam Investments LLC. MILFAM LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentages reported in this Schedule 13G/A are based upon 95,475,334 shares of Issuer common stock outstanding as of November 12, 2021 (according to the Issuer’s registration statement on Form S-1/A as filed with the Securities and Exchange Commission on November 17, 2021).

CUSIP No.	65345N106	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON MILFAM CI LLC SPARTACUS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,035,583 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,035,583 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,035,583 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%(2)
12	TYPE OF REPORTING PERSON
OO

(1)	Represents 4,145,498 shares of Issuer common stock held by the Sponsor. The amount beneficially owned includes 3,890,085 warrants held by MILFAM CI LLC SPARTACUS that are exercisable for 3,890,085 shares of Issuer common stock issuable upon the exercise or conversion of the warrants. MILFAM CI LLC SPARTACUS and CCUR Holdings, Inc., are the managing members of the Sponsor and have voting and investment discretion with respect to the securities held by the Sponsor. As such, each of MILFAM CI LLC SPARTACUS and CCUR Holdings, Inc. may be deemed to share beneficial ownership of the shares of Issuer common stock held directly by the Sponsor. MILFAM CI LLC SPARTACUS disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentages reported in this Schedule 13G/A are based upon 95,475,334 shares of Issuer common stock outstanding as of November 12, 2021 (according to the Issuer’s registration statement on Form S-1/A as filed with the Securities and Exchange Commission on November 17, 2021).

CUSIP No.	65345N106	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON MILFAM CI Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,035,583 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,035,583 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,035,583 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%(2)
12	TYPE OF REPORTING PERSON
OO

(1)	Represents 4,145,498 shares of Issuer common stock held by the Sponsor. The amount beneficially owned includes 3,890,085 warrants held by MILFAM CI LLC SPARTACUS that are exercisable for 3,890,085 shares of Issuer common stock issuable upon the exercise or conversion of the warrants. MILFAM CI LLC SPARTACUS and CCUR Holdings, Inc., are the managing members of the Sponsor and have voting and investment discretion with respect to the securities held by the Sponsor. As such, each of MILFAM CI LLC SPARTACUS and CCUR Holdings, Inc. may be deemed to share beneficial ownership of the shares of Issuer common stock held directly by the Sponsor. MILFAM CI Management LLC controls MILFAM CI LLC SPARTACUS, consequently it may be deemed to share beneficial ownership of the Issuer common stock held directly by the Sponsor. MILFAM CI Management LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentages reported in this Schedule 13G/A are based upon 95,475,334 shares of Issuer common stock outstanding as of November 12, 2021 (according to the Issuer’s registration statement on Form S-1/A as filed with the Securities and Exchange Commission on November 17, 2021).

Item 1(a).	Name of Issuer

NextNav Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

1775 Tysons Blvd., 5th Floor

McLean, Virginia 22102

Item 2(a).	Name of Person(s) Filing

Neil S. Subin

MILFAM LLC

Milfam Investments LLC

MILFAM CI LLC SPARTACUS

MILFAM CI Management LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence

2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996 for each such Reporting Person.

Item 2(c).	Citizenship

Neil S. Subin - United States

MILFAM LLC - Delaware

Milfam Investments LLC - Delaware

MILFAM CI LLC SPARTACUS - Delaware

MILFAM CI Management LLC - Delaware

Item 2(d).	Title of Class of Securities

Common stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

65345N106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable, this statement is filed pursuant to 13d-1(c).

Item 4.	Ownership:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages reported in this Schedule 13G/A are based upon 95,475,334 shares of Issuer common stock outstanding as of November 12, 2021 (according to the Issuer’s registration statement on Form S-1/A as filed with the Securities and Exchange Commission on November 17, 2021).

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2022

/s/ Neil S. Subin
Neil S. Subin

MILFAM LLC

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

MIlfam investments llc

By:	MILFAM LLC
Its:	Manager

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

milfam ci llc spartacus

By:	MILFAM CI Management LLC
Its:	Manager

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Sole Member

MILFAM CI MANAGEMENT LLC

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Sole Member